CAVALIER HOLDINGS, INC.
2808 EAST NORTH STREET, STE 27
GREENVILLE, S. C. 29615

August 13, 2008

Via EDGAR Only

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, DC 20549
Attn: Ryan C. Milne,

Re: Cavalier Holdings, Inc.
File No. 0-52531
Form 8-K/A - Amendment No.1 filed July 3, 2008

Dear Mr. Milne:

Please be advised that the undersigned is the duly elected Chief Executive and Financial Officer of Cavalier Holdings, Inc, the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated July 11, 2008 (the “Comment Letter”), relating to the Amendment No. 1 on Form 8-K/A (“Amendment No. 1”). The purpose of this correspondence is to illustrate, the changes made to Amendment No.1 made on Form 8-K/A, filed concurrently herewith. Our responses follow the text of each Commission comment reproduced consecutively for your convenience:

1.
We note the statement in the first paragraph of Item 4.01 of the Form 8-K/A that Raich Ende Malter & Co. LLP (“REMCO“) “has never issued an opinion on the financial statements of the Registrant.” This statement appears to be inconsistent with the second paragraph of your disclosure. Please revise accordingly.

The statement “Raich Ende Malter & Co. LLP (“REMCO“) “has never issued an opinion on the financial statements of the Registrant” was deleted from the Report.

2.
Please disclose whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with REMCO or reportable events. Your current disclosure in the fourth paragraph (D) does not cover the period from the date of engagement through the date of dismissal. Refer to Item 304(a)(l)(iv) and (v) of Regulation S-K.

The Report was revised to include the disclosure:

U.S. Securities and Exchange Commission
August 13, 2008

During the Registrant's most recent fiscal year, and during the subsequent interim period through April 10, 2008, there were no disagreements with REMCo on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of REMCo, would have caused it to make reference to the matter in connection with its reports. There were no "reportable events" as that term is described in Item 304(a)(1)(iv) of Regulation S-K.

3.	Please file the amendment under cover of Form 8-K/A using the Item 4 designation. Include a letter from your former accountant filed as Exhibit 16.

The amendment was filed on a Form 8-K. While the Exhibit 16 letter from Raich Ende Malter & Co. LLP was requested, REMCo has not provided such a letter to the Issuer.

4.	We remind you to provide the three acknowledgements requested in the closing comments of this letter.

As requested, the Issuer acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No.1;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Amendment No.1; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss the attached response with us, please do not hesitate to call me at (864) 292-3208 or to contact the Issuer’s counsel, Peter Campitiello at (212) 216-8085.

Sincerely

/s/ LEO MENTZELOPOULOS
Leo Mentzelopoulos
Chief Executive and Financial Officer